UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

WOWJOINT HOLDINGS LIMITED
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-53233	98-0562157
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1108 A Block TIANCHENG MANSION, #2 XINFENG Rd. DESHENGMENWAI St, XICHENG Dist. Beijing	100088
(Address of Principal Executive Offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICE

This report of foreign private issuer, including the exhibits contained herein, includes “forward-looking statements” that involve substantial risks and uncertainties. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this report include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this report. Such risk factors include, but are not limited to: future operating or financial results; future growth expectations and acquisitions; the impact of inflation generally as well as on the rising costs of materials; specific economic conditions in China generally or in the construction machinery and equipment markets in which the Company operates; changes in demand for non-standard special construction machinery and equipment used in bridge, road and railway construction; changes in the Company’s operating expenses, including steel and other raw materials prices; changes in laws and regulations adversely affecting the construction machinery and equipment business in which the Company operates; potential liability from future litigation; customers’ cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our key customers; defects in or failures of our products; and unanticipated decreases in revenues or increases in expenses. Actual results may differ materially from those contained in the forward-looking statements in this report and documents submitted to the SEC. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances offering after the date of this report.

Other Events

On November 4, 2010 the Company issued a press release announcing that on November 15, 2010, it would release its financial results for the three months ended September 30, 2010 and also hold an earnings call at 9:00am EDT to discuss such results.

The press release also announced that on November 3, 2010, Anthony Hung, the Chief Financial Officer of the Company resigned from his position for personal reasons. Mr. Hung will continue to work with the Company to assist in the completion of various projects which he began as Chief Financial Officer, in addition to providing full support to transition a new Chief Financial Officer into the position.

A copy of the press release is attached as Exhibit 99.1 hereto.

Exhibits

Exhibit No	Description
99.1	Press Release dated November 4, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Anthony Hung
Name: Anthony Hung
Date: November 4, 2010		Title: Chief Financial Officer